UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AUXILIUM PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05334D 10 7

(CUSIP Number)

Charles C. Freyer, Esquire

General Counsel

SCP Private Equity Partners II, L.P.

1200 Liberty Ridge Drive, Suite 300

Wayne, PA 19087

610-254-4242

copy to: Spencer W. Franck, Jr.

Saul Ewing LLP

1200 Liberty Ridge Drive, Suite 200

Wayne, PA 19087-5055

(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

June 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05334D 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SCP Private Equity Partners II, L.P. 23-3037972
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 3,984,796* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,984,796*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,984,796*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.27%**
14.	Type of Reporting Person (See Instructions) PN

*	Includes 296,918 shares of common stock issuable upon exercise of a warrant.
**	Based on 20,681,255 shares of the Issuer’s common stock outstanding as of May 5, 2005.

CUSIP No. 05334D 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SCP Private Equity II, LLC 23-3047235
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 3,984,796* 9. Sole Dispositive Power 0 10. Shared Dispositive Pow 3,984,796*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,984,796*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.27%**
14.	Type of Reporting Person (See Instructions) CO

*	Includes 296,918 shares of common stock issuable upon exercise of a warrant.
**	Based on 20,681,255 shares of the Issuer’s common stock outstanding as of May 5, 2005.

CUSIP No. 05334D 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Winston J. Churchill
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 108,830* 8. Shared Voting Power 4,607,340** 9. Sole Dispositive Power 108,830* 10. Shared Dispositive Power 4,607,340**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,716,170
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.8%***
14.	Type of Reporting Person (See Instructions) IN

*	Includes options which are exercisable within 60 days of June 30, 2005 for 41,500 shares.
**	Includes 3,984,796 shares held by SCP Private Equity Partners II, LP (“SCP”) which includes 296,918 shares issuable upon exercise of a warrant; 597,041 shares held by CIP Capital, L.P (“CIP”) which includes 82,266 shares issuable upon exercise of a warrant; and 25,503 shares held by The Churchill Foundation (“The “Foundation”), which includes 5,100 shares issuable upon exercise of a warrant. Mr. Churchill is a managing partner of SCP; Mr. Churchill disclaims beneficial ownership of all shares that may be held by SCP. Mr. Churchill is founder and a control person of CIP; Mr. Churchill disclaims beneficial ownership of all shares that may be held by CIP. Mr. Churchill is a trustee of the The Foundation, and disclaims beneficial ownership of all shares that may be held by The Foundation.
***	Based on 20,681,225 shares of the Issuer’s common stock outstanding as of May 5, 2005.

Item 1. Security and Issuer

This statement (the “Statement”) relates to the common stock (the “Common Stock”) of Auxilium Pharmaceuticals, Inc. (the “Issuer”). This Statement constitutes an amended filing of the Schedule 13D file on August 9, 2004 by SCP Private Equity Partners II, L.P. (“SCP”), SCP Private Equity II, LLC (“SCP LLC”) and Winston J. Churchill (collectively, the “Reporting Persons”). The address of the Issuer’s principal executive office is 160 West Germantown Pike, Norristown, PA 19401.

Except as otherwise amended and supplemented herein, the information contained in the Schedule 13D, as previously filed, remains in effect, and all capitalized terms shall have the meaning previously ascribed to them.

Item 3. Source and Amount of Funds or Other Consideration

The response to Item 3 is hereby supplemented as follows:

SCP acquired 661,056 shares of Common Stock and warrants to purchase 165,234 shares of Common Stock for an aggregate purchase price of $3,240,000.72. The purchase price was 4.90125 per share, which included 0.25 warrants. The funds used by SCP in these acquisitions came from working capital.

Mr. Churchill acquired 67,330 shares of Common Stock and warrants to purchase 16,832 shares of Common Stock for an aggregate purchase price of $330,001.17. The purchase price was 4.90125 per share, which included 0.25 warrants. The funds used by Mr. Churchill in these acquisitions came from personal funds. Mr. Churchill acquired the options to purchase 41,500 shares of Common Stock in connection with his service on the Board of Directors of the Issuer.

CIP acquired 285,641 shares of Common Stock and warrants to purchase 71,410 shares of Common Stock for an aggregate purchase price of $1,399,997.96. The purchase price was 4.90125 per share, which included 0.25 warrants. The funds used by CIP in these acquisitions came from working capital.

The Foundation acquired 20,403 shares of Common Stock and warrants to purchase 5,100 shares of Common Stock for an aggregate purchase price of $100,000.21. The purchase price was 4.90125 per share, which included 0.25 warrants. The funds used by The Foundation in these acquisitions came from funds generated and held by The Foundation.

Item 5. Interest in Securities of the Issuer

The response to Item 5 (a) and (b) is hereby amended as follows:

(a) As of June 30, 2005, SCP is the beneficial owner of 3,984,796 shares of Common Stock, including currently exercisable warrants to purchase 296,918 shares of Common Stock. The 3,984,796 shares constitute 19.27% of the issued and outstanding shares of Common Stock (based on 20,681,225 shares of Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the “Quarterly Report”).

As of June 30, 2005, Mr. Churchill is the beneficial owner of 4,716,170 shares of Common Stock, including SCP’s 3,984,796 shares of Common Stock, CIP’s 597,041 shares of Common Stock and The Foundation’s 25,503 shares of Common Stock. The 4,716,170 shares constitute 22.8% of the issued and outstanding shares of Common Stock (based on 20,681,225 shares of Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report). Mr. Churchill is a managing partner of SCP; Mr. Churchill disclaims beneficial ownership of all shares that may be held by SCP. Mr. Churchill is founder and a control person of CIP; Mr. Churchill disclaims beneficial ownership of all shares that may be held by CIP. Mr. Churchill is a trustee of The Foundation and disclaims beneficial ownership of all shares that may be held by The Foundation.

(b) SCP has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 3,984,796 shares of Common Stock. SCP LLC is deemed to be such a beneficial owner as described herein because of an agreement with SCP granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP.

CIP has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 597,041 shares of Common Stock.

Mr. Churchill has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 108,830 shares of Common Stock. Mr. Churchill has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,984,796 shares of Common Stock with the other partners of SCP. Mr. Churchill has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 597,041 shares of Common Stock with the other directors and partners of CIP. Mr. Churchill has shared power to vote or direct the vote and shared power to dispose or the direct the disposition of 25,503 shares of Common Stock held by The Foundation.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 6 is hereby supplemented as follows:

SCP holds warrants to purchase to purchase 165,234 shares of Common Stock at an exercise price of $5.84. The warrants expire on June 29, 2010.

Mr. Churchill holds warrants to purchase 16,832 shares of Common Stock at an exercise price of $5.84. CIP holds warrants to purchase 71,410 shares of Common Stock at an exercise price of $5.84. The Foundation holds warrants to purchase 5,100 shares of Common Stock at an exercise price of $5.84. The warrants expire on June 29, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCP Private Equity Partners II, L.P.

By:	SCP Private Equity II General Partner, L.P., its General Partner

By:	SCP Private Equity II, LLC

By:	/s/ Winston J. Churchill
Name:	Winston J. Churchill
Title:	a Managing Partner

SCP Private Equity II, LLC

By:	/s/ Winston J. Churchill
Name:	Winston J. Churchill
Title:	a Managing Partner

/s/ Winston J. Churchill
Winston J. Churchill